

September 16, 2013

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE: China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated September 11, 2013 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

1. We understand that in response to our comments you are prepared to restate your historical financial statements using the contemporaneous 5.85% Puhua project borrowing rate to measure the May 2010 stock redemption transaction. As previously requested, please also change the financial statement effective date of the redemption agreement to May 2010 instead of January 2010. Further, in your amended filings, please provide all of the disclosures required by ASC 250-10-50-7. Specifically, please provide a "Restated" caption in each column heading impacted by the error correction. Provide a footnote disclosure that quantifies the impact of the error correction on previously reported assets, equity, net income attributable to China Housing & Land Development, Inc., EPS, and any other materially impacted financial statement line items. The description of the error should clearly indicate that the 5.85% borrowing rate is an applicable observable fair value input because it directly corresponds to financing

negotiated with a third party on the project being developed by the same joint venture which equity shares were being exchanged under the May 2010 redemption agreement. The description should also clearly indicate that the redemption obligation was guaranteed by the Registrant as documented in the May 2010 amended guarantee contract. The audit report should include the error correction language referenced in AU Section 508.18A on the PCAOB website. Please also ensure that the amended filings include revisions that clearly address the disclosure and accounting deficiencies identified in our prior letters. In this regard, there are multiple disclosure issues cited on your 2011 filings that you told us would be addressed in future filings for which no fully responsive disclosure was evident in your 2012 form 10K.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief